UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 13, 2024

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exchange release

13 May 2024

Revised Proposal for Anglo American plc

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION

THIS ANNOUNCEMENT IS AN ANNOUNCEMENT UNDER RULE 2.4 OF THE UK CITY CODE ON TAKEOVERS AND MERGERS (THE CODE) AND IS NOT AN ANNOUNCEMENT OF A FIRM INTENTION TO MAKE AN OFFER UNDER RULE 2.7 OF THE CODE AND THERE CAN BE NO CERTAINTY THAT AN OFFER WILL BE MADE

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

FOR IMMEDIATE RELEASE

Revised Proposal by BHP

BHP confirms that on 7 May 2024 it made a revised proposal to the Board of Directors of Anglo American regarding a potential combination to be effected by way of a scheme of arrangement (Revised Proposal). BHP’s proposal comprises an all-share offer for Anglo American subject to the pro-rata distribution by Anglo American of its entire shareholdings in Anglo American Platinum Ltd (Anglo Platinum) and Kumba Iron Ore Ltd (Kumba) to Anglo American shareholders immediately before completion of the scheme of arrangement. The Revised Proposal follows BHP’s initial proposal for a potential combination with Anglo American which was made to the Board of Directors of Anglo American on 16 April 2024 (Initial Proposal).

The Revised Proposal was rejected by the Anglo American Board on 13 May 2024. BHP is disappointed that the Anglo American Board has chosen not to engage with BHP with respect to the Revised Proposal and the improved terms. BHP continues to believe that a combination of the two businesses would deliver significant value for all shareholders.

Structure of Revised Proposal

The Revised Proposal reflects BHP’s transaction structure set out in the Initial Proposal. Under the Revised Proposal, BHP has increased the number of BHP shares that would be received by Anglo American shareholders.

Under the terms of the Revised Proposal, ordinary shareholders of Anglo American would receive:

•

0.8132 BHP shares for each ordinary share they own in Anglo American (BHP Share Consideration), which represents Anglo American shareholders owning, in aggregate, approximately 16.6% of the combined BHP and Anglo American group on completion of the potential combination; and

•

ordinary shares in Anglo Platinum and Kumba (which would be distributed by Anglo American to its shareholders in direct proportion to each shareholder’s effective interest in Anglo Platinum and Kumba) (the Demergers).

BHP confirms that the transaction structure has been designed to ensure the Demergers are sequenced to complete immediately before the scheme of arrangement becomes effective, which will result in Anglo American shareholders receiving shares in Anglo Platinum and Kumba when they receive the BHP Share Consideration. BHP would also assume the liabilities of Anglo American on completion, which would include the costs associated with completing the Demergers and any other transaction related costs.

BHP is committed to a combination that leverages the best of both BHP and Anglo American and intends to offer Anglo American up to two positions on the Board of the combined entity.

The Revised Proposal is non-binding and subject to customary conditions including completion of due diligence to the satisfaction of BHP. Anglo American has been offered reciprocal due diligence on BHP.

BHP will work closely and constructively with competition regulators and provide the information they need to assess the potential transaction. BHP is confident that it can obtain all required regulatory approvals and consummate a transaction that benefits customers globally.

Mike Henry, BHP Chief Executive Officer said:

“BHP put forward a revised proposal to the Anglo American Board that we strongly believe would be a win-win for BHP and Anglo American shareholders. We are disappointed that this second proposal has been rejected.

The revised proposal represents a 15% increase in the merger exchange ratio and increases Anglo American shareholders’ aggregate ownership in the combined group to 16.6% from 14.8% in BHP’s first proposal.

BHP and Anglo American are a strategic fit and the combination is a unique and compelling opportunity to unlock significant synergies by bringing together two highly complementary, world class businesses. The combined business would have a leading portfolio of high-quality assets in copper, potash, iron ore and metallurgical coal and BHP would bring its track record of operational excellence to maximise returns from these high-quality assets.

The combined business would also have the balance sheet strength, capital discipline and operational capability to execute the attractive pipeline of growth options in BHP and Anglo American’s portfolios.

In putting forward a revised proposal, we have been guided by our capital allocation framework and our view of the fundamental value of Anglo American and BHP.

The combination is consistent with BHP’s strategy and the revised proposal is underpinned by a focus on delivering long term fundamental value.”

Value of Revised Proposal

The terms of the Revised Proposal represent an increase over the Initial Proposal:

•	of 14.6% in the merger exchange ratio[1] and the BHP Share Consideration;

•	from 14.8% to 16.6% in Anglo American shareholders’ aggregate ownership in the combined group on completion of the potential combination;

•

of 14.2% in the undisturbed value offered (in US$ billion, as at 23 April 2024 being the last trading day before the press speculation about the Initial Proposal) for Anglo American’s unlisted assets[2,3]; and

•	of 11.0% in the spot value offered (in US$ billion, as at 13 May 2024) for Anglo American’s unlisted assets[4] compared to the undisturbed value.

The terms of the Revised Proposal represent a total value, based on undisturbed share prices, of approximately £27.53 per Anglo American ordinary share including £4.86 in Anglo Platinum shares and £3.40 in Kumba shares, valuing Anglo American’s share capital at approximately £34 billion, and implying a:

•

premium on the undisturbed market value of Anglo American’s unlisted assets of approximately 50% (in US$ billion, as at 23 April 2024 being the last trading day before the press speculation about the Initial Proposal);

•

premium on the undisturbed market value of Anglo American’s unlisted assets[2] of approximately 104% based on the volume weighted average closing price of Anglo American’s shares (adjusted for the attributable volume weighted average closing prices of Anglo Platinum and Kumba) in the 90 trading days prior to and including 23 April 2024; and

•

37% premium to the broker median net asset value[5] of Anglo American’s unlisted assets based on Anglo American’s undisturbed closing price and FX rates on 23 April 2024 and a 33% premium based on spot share prices and FX rates on 10 May 2024 (and 13 May for BHP share price). The terms of the Revised Proposal represent a total value, based spot share prices and FX rates on 10 May 2024 for Anglo Platinum and Kumba shares and 13 May 2024 for BHP shares of approximately £27.94 per Anglo American ordinary share.

BHP believes that this Revised Proposal represents a compelling opportunity for long term fundamental value-creation for both sets of shareholders.

Benefits to Anglo American shareholders

The benefits of the Revised Proposal to Anglo American shareholders and other stakeholders include:

•

The combination would allow Anglo American shareholders to realise a greater immediate and substantial premium over the current value of their Anglo American shares. The Revised Proposal represents a price that is significantly above the broker median net asset value of Anglo American excluding Anglo Platinum and Kumba, and the undisturbed equity value of Anglo American on 23 April 2024, being the last trading day before the press speculation about the Initial Proposal.

•

The combination would bring together the strengths of BHP and Anglo American in an optimal structure and unlock value for Anglo American shareholders. The combined group would have a leading portfolio of large, low-cost, long-life Tier 1 assets focused on iron ore and metallurgical coal and future facing commodities, including potash and copper. Anglo American would bring its assets and long-term growth potential. BHP would bring its operational capability and disciplined capital allocation to optimise the sequencing of growth projects in order to maximise returns. BHP would have the financial strength and project execution capability to advance the combined group’s growth projects, while continuing its commitment to shareholder returns.

•

The combination would also deliver meaningful synergies across procurement, operations and marketing, and through the BHP Operating System and sharing of best practice, which would enhance profitability and value for Anglo American shareholders. BHP and Anglo American’s strong relationships with suppliers and BHP’s global procurement model are expected to deliver procurement synergies. BHP would also seek to optimise supply chains, product blending, sales and logistics routes to create marketing synergies. Furthermore, the proximity of various assets of the combined BHP and Anglo American group would allow for operational synergies.

•	The combined entity would retain BHP’s global listings on the ASX, LSE, JSE and NYSE and BHP has monthly share trading liquidity of approximately US$10 billion.

•

The Revised Proposal would provide Anglo American shareholders with the benefits of directly holding their interests in Anglo Platinum (78.6%), the world’s leading platinum group metals miner, and Kumba (69.7%) as shareholders, including enabling direct access to the future value generation and dividends of Anglo Platinum and Kumba. Anglo Platinum and Kumba each hold a portfolio of high quality assets which has delivered strong returns to their shareholders. South Africa will continue to benefit from Anglo Platinum and Kumba as major standalone South African mining companies and they would be better placed to reinvest in South Africa. Under the proposed structure, shares for Anglo Platinum and Kumba would continue to be listed on the Johannesburg Stock Exchange (JSE), a mature and highly liquid exchange, and both companies would continue to be run by established South African based management teams. BHP intends to maintain its listing on the JSE and is expected to achieve a JSE index weighting of approximately 5% on completion.

Anglo American has a deep pool of talented people who would make a valuable contribution to the successful operation of the combined group’s assets. BHP believes the combination would also be attractive to local communities and host governments. A combined BHP and Anglo American would have greater financial strength which could support further development and investment in the communities where the combined group operates.

Benefits to BHP shareholders

The benefits to BHP shareholders include:

•	increasing BHP’s exposure to future facing commodities through Anglo American’s world class copper assets and further aligning the portfolio to the global megatrends;

•	complementing BHP’s iron ore and metallurgical coal portfolios with Anglo American’s high quality iron ore operations in Brazil and metallurgical coal assets in Queensland, Australia;

•	providing Anglo American’s value adding copper growth options and increased geographic diversification of its operating footprint; and

•	delivering meaningful synergies and value through the combination.

Anglo American’s other high quality businesses, including its diamond business, would be subject to a strategic review post completion.

BHP is committed to its capital allocation framework and maintains a disciplined approach to mergers and acquisitions.

UK Takeover Code

This announcement does not amount to a firm intention to make an offer and there can be no certainty that an offer will be made. There is no certainty that any form of agreement or transaction will be reached or concluded.

As stated in the announcement made by Anglo American on 24 April 2024, in accordance with Rule 2.6(a) of the Code, BHP must, by not later than 5.00 p.m. on 22 May 2024, either announce a firm intention to make an offer for Anglo American under Rule 2.7 of the Code or announce that it does not intend to make an offer, in which case the announcement will be treated as a statement to which Rule 2.8 of the Code applies (see below in Important Notices). This deadline can be extended with the consent of the UK Panel on Takeovers and Mergers in accordance with Rule 2.6(c) of the Code.

Pursuant to Rule 2.5 of the Code, BHP reserves the right to vary the form and/or mix of the offer consideration and vary the transaction structure (including in circumstances where Anglo American’s percentage holding of Anglo Platinum shares or Kumba shares is different from the relevant percentage referred to above or the number of Anglo Platinum shares or Kumba shares held by Anglo American changes after the time of this announcement). BHP also reserves the right:

•	to amend the terms of any offer (including making the offer on less favourable terms and/or at a lower value):

•	with the agreement or consent of the Anglo American Board; or

•	following the announcement by Anglo American of a Rule 9 waiver pursuant to the Code; or

•	if a third party announces a firm intention to make an offer for Anglo American at a lower price and/or on less favourable terms than contemplated under the terms of this proposed offer; or

•

if the number of Anglo American shares to be acquired includes any shares held by Tarl Investment Holdings Limited, Epoch Investment Holdings Limited, and/or Epoch Two Investment Holdings (together the “Tarl and Epoch shares”), or any of the Tarl and Epoch shares result in the issue of additional BHP shares as consideration or in connection with the offer; and/or

•	if Anglo American announces, declares, makes, or pays any dividend or any other distribution or return of value to shareholders, to make an equivalent reduction to its proposed offer; and/or

•	to implement the proposed offer by means of a takeover offer as opposed to a scheme of arrangement.

This announcement is being made by BHP without prior agreement or approval of Anglo American.

Footnotes

1.

The number of fully diluted Anglo American shares assumed excludes shares held by Tarl Investment Holdings Limited, Epoch Investment Holdings Limited, and Epoch Two Investment Holdings. These shares total 112,300,129 as per the Rule 2.9 announcement by Anglo American dated 25 April 2024.

2.

Anglo American’s unlisted assets comprises the entirety of the value implied for Anglo American’s assets and liabilities excluding its shareholdings in Anglo Platinum and Kumba based on Anglo American’s closing price less the closing prices of Anglo Platinum and Kumba on 23 April 2024, being the last trading day prior to the press speculation about the Initial Proposal.

3.	The undisturbed value offered for Anglo American’s unlisted assets is calculated based on BHP closing prices and AUD:GBP FX rate as at 23 April 2024.

4.	The spot value offered for Anglo American’s unlisted assets is calculated based on BHP closing prices as at 14 May 2024 (ASX closing) and AUD:GBP FX rate as at 14 May 2024.

5.

Net asset value is based upon a median of the six brokers which disclose SOTP, including Anglo Platinum and Kumba, alongside latest reported Anglo Platinum and Kumba net cash balances as of 31 December 2023.

Authorised for release by Stefanie Wilkinson, Group Company Secretary.

Contacts
Media media.relations@bhp.com	Investor Relations investor.relations@bhp.com

Australia and Asia Gabrielle Notley +61 411 071 715	Australia and Asia John-Paul Santamaria +61 499 006 018

Europe, Middle East and Africa Neil Burrows +44 7786 661 683	Europe, Middle East and Africa James Bell +44 7961 636 432

Americas Megan Hjulfors +1 (403) 605-2314 Renata Fernandaz +56 9 8229 5357	Americas Monica Nettleton +1 (416) 518-6293

UBS (Joint Financial Adviser to BHP) David Roberts Sandip Dhillon Calvin O’Shaughnessy Campbell Stewart	+44 20 7567 8000 / +61 2 9324 3100

Barclays (Joint Financial Adviser to BHP) Philip Lindop Adrian Beidas Bruce Hart Akshay Majithia	+44 20 7623 2323 / +27 (0) 10 0051303

BHP Group Limited

ABN 49 004 028 07

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Level 18, 171 Collins Street

Melbourne

Victoria 3000 Australia

Tel: +61 1300 55 4757 Fax: +61 3 9609 3015

BHP Group is headquartered in Australia

bhp.com

Important Notices

Barclays Bank PLC, acting through its Investment Bank (“Barclays”), which is authorised by the Prudential Regulation Authority and regulated in the United Kingdom by the Financial Conduct Authority and the Prudential Regulation Authority, is acting exclusively for BHP and no one else in connection with the subject matter of this announcement and will not be responsible to anyone other than BHP for providing the protections afforded to clients of Barclays nor for providing advice in relation to the subject matter of this announcement.

UBS AG London Branch is authorised and regulated by the Financial Market Supervisory Authority in Switzerland. It is authorised by the Prudential Regulation Authority (the “PRA”) and subject to regulation by the FCA and limited regulation by the PRA in the United Kingdom. UBS AG London Branch and UBS AG Australia Branch (together, “UBS”) provided financial advice to BHP and no one else in connection with the process or contents of this announcement. In connection with such matters, UBS will not regard any other person as its client, nor will it be responsible to any other person for providing the protections afforded to its clients or for providing advice in relation to the process, contents of this announcement or any other matter referred to herein.

If BHP makes a statement to which Rule 2.8 of the Code applies, then except with the consent of the UK Panel on Takeovers and Mergers, unless circumstances occur that BHP specifies in its statement as being circumstances in which the statement may be set aside, neither BHP, nor any person acting in concert with BHP, nor any person who is subsequently acting in concert with either of them, may within six months from the date of the statement:

•

announce an offer or possible offer for Anglo American (including a partial offer which would result in BHP and persons acting in concert with it being interested in shares carrying 30% or more of the voting rights of Anglo American);

•	acquire any interest of Anglo American if any such person would thereby become obliged under Rule 9 of the Code to make an offer;

•

acquire any interest in, or procure an irrevocable commitment in respect of, shares of Anglo American if the shares in which such person, together with any persons acting in concert with it, would be interested and the shares in respect of which it, or they, had acquired irrevocable commitments would in aggregate carry 30% or more of the voting rights of Anglo American;

•	make any statement which raises or confirms the possibility that an offer might be made for Anglo American;

•	take any steps in connection with a possible offer for Anglo American where knowledge of the possible offer might be extended outside those who need to know in BHP and its immediate advisers; or

•	purchase, agree to purchase, or make any statement which raises or confirms the possibility that it is interested in purchasing assets which are significant in relation to Anglo American.

Publication on a website

In accordance with Rule 26.1 of the Code, a copy of this announcement will be available at https://www.bhp.com promptly and in any event by no later than 12 noon (UK time) on the business day following this announcement. The content of the website referred to in this announcement is not incorporated into and does not form part of this announcement.

Rule 2.9 of the Code

In accordance with Rule 2.9(c) of the Code, BHP confirms that as at the date of this announcement, it has in issue 5,071,530,817 ordinary shares. There are no BHP Shares held in treasury. The International Securities Identification Number (ISIN) of the shares is AU000000BHP4. BHP’s Legal Entity Identifier is WZE1WSENV6JSZFK0JC28.

BHP has a Level II sponsored ADR programme for which Citibank acts as Depositary. One ADR represents two ordinary BHP shares. The BHP ADRs trade on the New York Stock Exchange. The trading symbol for these securities is BHP, the CUSIP number is 088606108 and the ISIN is US0886061086.

Disclosure requirements of the UK Takeover Code

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: May 13, 2024	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary